Exhibit 3.2.1

1.            Amendment of Article II, adding the following section 10 [amendment adopted by the Board of Directors on July 28, 2005]:

Section 10.            Age Limitations.

No person 75 years of age or above shall be eligible for election, reelection, appointment, or reappointment to the Board of Directors of the Company. No director shall serve as such beyond the annual meeting of the Company immediately following the director becoming age 75. This age limitation does not apply to an advisory director or director emeritus.

2.             Amendment of Article VIII, replacing the text of Article VIII with the following:

Article VIII – Amendment

The Board of Directors may by the affirmative vote of at least two-thirds of the directors amend, alter, or repeal these By-laws at any meeting of the Board, provided notice of the proposed change is given not less than two days prior to the meeting. Notwithstanding any other provision of these By-laws (and notwithstanding the fact that some lesser percentage may be specified by law), these By-laws shall not be amended, altered, or repealed except (x) by the stockholders of the Corporation, with the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) cast at a meeting of stockholders called for that purpose (provided that notice of the proposed amendment, alteration, or repeal is included in the notice of meeting), or (y) as set forth above, by the board of directors by a two-thirds vote.